

December 30, 2013

Via E-mail
Brian C. Sigman
Chief Financial Officer
AG Mortgage Investment Trust, Inc.
245 Park Avenue
26th Floor
New York, NY 10167

> **Re: AG Mortgage Investment Trust, Inc.**
> **Form 10-K**
> **Filed March 6, 2013**
> **File No. 001-35151**

Dear Mr. Sigman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Item 1A. Risk Factors, page 14

Risks related to financing and hedging, page 23

1.   We note your disclosure on page 91 regarding efforts to limit your exposure to any single counterparty. We also note your risk factor on page 25 about the risk associated with the excess collateral that constitutes the haircut. If applicable in future periods, please name any repurchase agreement lenders holding excess collateral that is greater than 5% of stockholder's equity in an appropriate risk factor.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

2.   In future filings, for those repurchase agreements you account for as collateralized financings, please quantify the average quarterly balance for each of the past three years. In addition, quantify the period end balance for each of those quarters and the maximum balance at any month-end. Explain the causes and business reasons for significant variances among these amounts. Please provide us an example of your proposed disclosure.

3.   In future filings, please disclose additional information regarding the nature and types of assets underlying your real estate securities portfolio. This information can include the type of loans (sub-prime, Alt-A, or home equity lines of credits), the years of issuance (vintage), current credit ratings, including changes or potential changes to those ratings. Please provide us an example of your proposed disclosure.

4.   In future Exchange Act periodic reports, please provide the constant prepayment rate for the target assets in your portfolio.

5.   We note you disclose weighted average haircuts on page 55. In future Exchange Act periodic filings, please discuss any material trends in haircuts or tell us why such disclosure is not material.

Management fees and other expenses, page 58

6.   In future Exchange Act periodic filings, please discuss the changes in the components and adjustments that lead to the management fees disclosed. If fees or reimbursements are waived, please discuss the reasons for the wavier or advise. Also, discuss any reimbursements of salaries in the appropriate section.

Credit Risk, page 67

7.   In future Exchange Act periodic reports, please explain how you evaluate the credit quality of your assets, other than the Agency RMBS.

Financial Statements

Consolidated Statements of Operations, page 72

8.   Please tell us how you determined it was appropriate to present Dividends Declared per Share of Common Stock on the face of the income statement. Please refer to paragraph 5 of ASC 260-10-45.

Notes to Consolidated Financial Statements, page 75

6. Derivatives, page 92

Linked Transactions, page 95

9.   You disclose that certain of your Linked Transactions became unlinked during the
       periods presented. Please tell us what occurred to result in these transacting becoming
       unlinked. Further, please tell us the authoritative accounting literature management
       relied upon to account for the unlinking.

Signatures, page 111

10.   In future Exchange Act periodic reports, please revise your signature page to specifically
       identify your principal executive officer, your principal financial officer and your
       controller or principal accounting officer. Please refer to General Instruction D(2)(a) of
       Form 10-K.

Form 10-Q for the quarterly period ended September 30, 2013

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 48

11.   Given the sizeable period-to-period fluctuation in your results of operations, in future
       filings expand your discussion to provide insight on actions taken by management to
       reposition the portfolio or changes in investment strategy that have influenced sales of
       certain securities leading to realized losses. In addition, consider expanding your
       discussion to address the drivers contributing to the variance in unrealized gain / (loss) on
       real estate securities and loans.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter, Attorney Advisor, at 202-551-3758 or Duc Dang, Special Counsel, at 202-551-3386 with any other questions.

Sincerely,

/s/ Cicely LaMothe

Cicely LaMothe
Senior Assistant Chief Accountant